

DEAN HELLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Incorporation

(PURSUANT TO NRS 78)

Entity #:
E0938562006-9
Document Number:
20060822651-32

Date Filed:
12/22/2006 2:44:16 AM
In the office of

Dean Heller
Secretary of State

Important. Read attached instructions before completing form.   ABOVE SPACE IS FOR OFFICE USE ONLY

1. **Name of Corporation:**	INCOMING, INC.
2. **Resident Agent Name and Street Address:** (must be a Nevada address where process may be served)	STATE AGENT AND TRANSFER SYNDICATE, INC. Name 112 NORTH CURRY STREET CARSON CITY NEVADA 89703-4934 Street Address City Zip Code Optional Mailing Address City State Zip Code
3. **Shares:** (number of shares corporation authorized to issue)	Number of shares with par value: 75,000,000 Par value: $ .001 Number of shares without par value:
4. **Names & Addresses, of Board of Directors/Trustees:** (attach additional page there is more than 3 directors/trustees)	1. MR. YURY NESTEROV Name 112 NORTH CURRY STREET CARSON CITY NEVADA 89703-4934 Street Address City State Zip Code 2. Name Street Address City State Zip Code 3. Name Street Address City State Zip Code
5. **Purpose:** (optional-see instructions)	The purpose of this Corporation shall be:
6. **Names, Address and Signature of Incorporator.** (attach additional page there is more than 1 incorporator)	Tristin Alishio for State Agent and Transfer Syndicate, Inc. Name Signature 112 NORTH CURRY STREET CARSON CITY NV 89703-4934 Address City State Zip Code
7. **Certificate of Acceptance of Appointment of Resident Agent:**	I hereby accept appointment as Resident Agent for the above named corporation. Authorized Signature of R. A. or On Behalf of R. A. Company 12/22/06 Date

This form must be accompanied by appropriate fees. See attached fee schedule

NUMBER OF PAGES ATTACHED | 1 |

Nevada Secretary of State Form 78 ARTICLES 2003
Revised on 09/29/05

Addendum to the

ARTICLES OF INCORPORATION

OF

INCOMING, INC.

PARAGRAPH THREE
SHARES

The amount of the total authorized capital of this corporation is $75,000 as 75,000,000 shares each with a par value of one mill ($.001). Such shares are non-assessable.

In any election participated in by the shareholders, each shareholder shall have one vote for each share of stock he owns, either in person or by proxy as provided by law. Cumulative voting shall not prevail in any election by the shareholders of this corporation.

PARAGRAPH EIGHT
ELIMINATING PERSONAL LIABILITY

Officers and directors shall have no personal liability to the corporation or its stockholders for damages for breach of fiduciary duty as an officer or director. This provision does not eliminate or limit the liability of an officer or director for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or the payment of distributions in violation of NRS 78.300.

PARAGRAPH NINE
AMENDMENT OF ARTICLES OF INCORPORATION

The articles of incorporation of the corporation may be amended from time to time by a majority vote of all shareholders voting by written ballot in person or by proxy held at any general or special meeting of shareholders upon lawful notice.